Annex 3

JUDICIARY OF PERU
SUPREME COURT
Palace of Justice Headquarters

Barcode: 420260028062024016925001212000201

NOTICE N.° 2806-2026-SU-CI

CASE FILE: 01692-2024-0-5001-SU-CI-01
INSTANCE: Permanent Civil Chamber of the Supreme Court
APPEAL: Appeal with suspensive effect
JURISDICTION: Lima Superior Court of Justice

PROCEEDING N.°: 01996-2021
ORIGINATING COURT: Specialized Chamber for Administrative Litigation

DEFENDANT: Superintendency of the Securities Market – SMV
PLAINTIFF: Credicorp Ltd.
SUBJECT MATTER: Annulment of Administrative Resolution

ADDRESSEE: Public Prosecutor of the Superintendency of the Securities Market – SMV (Public Prosecutor)

ADDRESS: Electronic Address – No. 714 – / /

Attached: Resolution without number dated 11/26/2025, on page 55.
SUMMARY: A copy of the resolution dated 11/26/2025 is attached.

SUPREME COURT OF JUSTICE OF THE REPUBLIC
PERMANENT CIVIL CHAMBER
APPEAL JUDGMENT No. 1692-2024
LIMA
ANNULMENT OF ADMINISTRATIVE RESOLUTION

Summary.
In the present case, the Superior Court, acting correctly as the court of first instance, has declared the claim unfounded, assessing the evidence admitted and produced in the proceeding and applying the correct and pertinent legal framework, since in the administrative stage it was determined that the claimant incurred very serious infringements, given that its conduct of keeping the information regarding the financial contributions to political campaigns secret constitutes concealment. Consequently, the appealed judgment must be confirmed, as the arguments raised in the appeal do not overturn the decision issued in first instance by the Superior Court Lima, November twenty‑six, two thousand twenty‑five.

THE PERMANENT CIVIL CHAMBER OF THE SUPREME COURT OF JUSTICE OF THE REPUBLIC, with the administrative file attached; having reviewed the administrative‑litigation proceeding numbered one thousand six hundred ninety‑two of the year two thousand twenty‑four, regarding the annulment of an administrative resolution; and having carried out the corresponding vote, acting as the reviewing body in second instance, issues the following judgment:

I. SUBJECT MATTER OF THE APPEAL

This case concerns the appeal filed on September 18, 2023, by the plaintiff CREDICORP LTD., found on page 1208 of the case file, against the judgment contained in Resolution N.° Nine dated August 15, 2023, found on page 1184 of the case file, which resolved as follows:

“(…) UNFOUNDED the claim from pages three to fifty‑eight, without costs or fees; in the case brought by CREDICORP LTD. against the Superintendency of the Securities Market, regarding the challenge of an administrative act.”

II. BACKGROUND

1. ADMINISTRATIVE PROCEEDINGS

1.1. By Official Letter N.° 6143‑2019‑SMV/11.2 dated December 27, 2019 (pages 399–409 of the attached administrative file), the recurrent company was notified of the initiation of an administrative sanctioning proceeding for the following charges: (i) The company has engaged in conduct that allegedly affected the transparency of the securities market by failing to disclose relevant information to the market regarding cash contributions made to the political party Fuerza 2011 during the 2011 Peruvian presidential campaign—conduct classified under subsection 1.6, numeral 1 of Annex I of the Regulation on Sanctions, in force at the time of the infraction, and (ii) The company has engaged in conduct that allegedly affected the transparency of the securities market by failing to disclose relevant market information regarding the agreement to make, through its subsidiaries, cash contributions to the political party Peruanos Por el Kambio during the 2016 Peruvian presidential campaign—conduct classified under subsection 1.5, numeral 1 of Annex I of the Regulation on Sanctions, in force at the time of the infraction. A deadline was granted for the submission of arguments in defense.

1.2. By a brief dated January 20, 2020, the plaintiff company submitted its defenses (pages 416–487 of the attached administrative file).

1.3. In Report N.° 17‑2021‑SMV/11.2 dated January 6, 2021 (pages 915–1045 of the attached administrative file), the administrative liability of the recurrent company was established, and the imposition of sanctions for the detected infringements was recommended.

1.4. On January 27, 2021, the plaintiff company submitted additional defenses (pages 1180–1226 of the attached administrative file).

1.5. Accordingly, through Deputy Superintendency Resolution SMV N.° 012‑2021‑SMV/11 dated March 5, 2021 (pages 1261–1430 of the attached administrative file), it was declared that the recurrent company had incurred in very serious infringements, classified under subsection 1.6 of numeral 1 of Annex I of the Regulation on Sanctions approved by CONASEV Resolution N.° 055‑2001‑EF/94.10, and under subsection 1.5 of numeral 1 of Annex I of the Regulation on Sanctions approved by CONASEV Resolution N.° 055‑2001‑EF/94.10 as amended by SMV Resolution N.° 1006‑2012‑SMV/01. The company was sanctioned with a total fine equivalent to 510 UIT.

1.6. On March 26, 2021, the plaintiff filed an administrative appeal (pages 1449–1559 of the attached administrative file).

1.7. From the administrative record, it is observed that the administrative authority did not rule on said appeal.

2. JUDICIAL PROCEEDINGS

2.1. CLAIM

By brief dated September 13, 2021 (page 3 of the file), the company CREDICORP LTD. filed a contentious‑administrative claim, requesting:

Principal Claim: That the deemed resolution—issued by operation of negative administrative silence—which dismissed its appeal on March 26, 2021 against Deputy Superintendency Resolution N.° 012‑2021‑SMV/11, be declared null, as well as the annulment of the latter resolution itself (under cause for nullity N.° 1 of Article 10 of the Unified Text of the Administrative Procedure Act). This resolution sanctioned the company with a fine of 300 UIT for an alleged very serious infringement under subsection 1.6, numeral 1 of Annex I of the Regulation on Sanctions, and with an additional fine of 210 UIT for an alleged very serious infringement under subsection 1.5, numeral 1 of the same Regulation.

Subsidiary Claims:

First subsidiary claim: That the nullity be declared of the implied decision that, by means of negative administrative silence, dismissed the appeal filed on March 26, 2021, against Deputy Superintendency Resolution N.° 012-2021-SMV/11, as well as the nullity of the latter (based on an abuse of rights).

Second subsidiary claim: That the nullity be declared of the implied decision that, by means of negative administrative silence, dismissed the appeal filed on March 26, 2021, against Deputy Superintendency Resolution N.° 012-2021-SMV/11 (based on a violation of the statute of limitations).

Third subsidiary claim: That the nullity be declared of the implied decision that, by means of negative administrative silence, dismissed the appeal filed on March 26, 2021, against Deputy Superintendency Resolution N.° 012-2021-SMV/11 (based on a violation of the principle of reasonableness).

The claim was based on the following events:

– The defendant authority sanctioned the company for failing to disclose, as a material event, information that it was not legally required to disclose, thereby violating the principle of legality. From the moment the charges were filed, the alleged infringement was misclassified, with the purpose of imposing a harsher sanction than the one legally foreseen for the actual conduct attributed, and of disregarding the statute of limitations applicable to the first charge. The conduct imputed corresponds to the infringements set out in numeral 2.14 of Annex 1 of the Regulation on Sanctions in force in 2011, and Annex 1 of the Regulation on Sanctions in force in 2016, consisting of “Failing to disclose material events that have significant impact on the market,” classified as serious and subject to fines of up to fifty (50) UIT. Nevertheless, the company was sanctioned for the infringement consisting of “undermining market transparency,” classified as very serious under numerals 1.6 and 1.5 of Annex 1 of the cited Regulations, punishable with fines greater than fifty UIT and up to three hundred UIT or seven hundred UIT, or with the exclusion of the security from the Public Registry of Securities for the second charge.

– The defendant authority, in its intention to send what it called “a signal to the market,” not only created a new legal classification, thus violating the principle of specificity, but also departed without justification from an existing line of administrative precedent, in which the failure to disclose relevant information had been sanctioned under the specific infringement of “not disclosing material events with significant impact on the market,” regardless of whether it be intentional or negligent, and regardless of whether the information had great significance or severely affected market transparency. By deviating from this prior consistent interpretation, the authority violated the principle of predictability. In previous cases, when sanctioning the failure to disclose information of significant relevance—even when the omission was intentional—the authority never attempted to create a new infringement or apply the generic “very serious” type for undermining market transparency, as it did in this case.

– To impose the sanction, the defendant authority violated the principle of good faith that must govern all administrative relationships, especially those between the administration and the administered. The authority acted with a lack of impartiality, treating the plaintiff differently and more harshly than other issuers, both in the classification of the infringement and in the calculation of the statute of limitations. In doing so, it also breached the principle of predictability by diverging from a peaceful and consistent interpretation of the same legal matters, forcing an unacceptable interpretation of the rules to impose a more severe sanction. This violated the legitimate trust that any administered party has the right to expect from the conduct of public authorities, and it contradicted the authority’s duty to act in accordance with the principles of good faith.

– There was a clear abuse of rights, as the authority used its sanctioning power arbitrarily to attribute a sanctionable conduct that did not correspond to the facts. The plaintiff did not conceal relevant information from the market because the cash contributions made to the 2011 and 2016 Peruvian presidential campaigns lacked materiality. Even if there had been an infringement, it should have been classified under “Failing to disclose material events that have significant impact on the market,” a serious infringement, and not under “undermining market transparency,” classified as very serious.

– The principle of proportionality was violated because the authority failed to apply the factors for determining sanction severity when assessing the infringement.

2.2. ADMISSION ORDER

In assessing the claim, the Superior Court issued Resolution N.° 1 on November 17, 2021, found on page 1059 of the case file, wherein, after verifying the legal requirements, it ADMITTED the claim filed by CREDICORP LTD. against the Superintendency of the Securities Market – SMV, ordering its processing under the ordinary procedural route.

2.3. ANSWER TO THE CLAIM

The defendant authority, SUPERINTENDENCY OF THE SECURITIES MARKET – SMV, submitted its answer to the claim on pages 1088–1097, requesting that it be declared unfounded, and stating the following:

a. Regarding the alleged violation of the principles of legality and specificity, there is an inconsistency in arguing that Deputy Superintendency Resolution N.° 12‑2021‑SMV/11 violates these principles while simultaneously acknowledging that the charges brought fit perfectly within numeral 2.14 of Annex 1 of the Regulation on Sanctions (in force in 2011) and Annex 1 of the Regulation on Sanctions (in force in 2016). The plaintiff claims a violation of legality because it was supposedly imposed an obligation not expressly provided by law, yet at the same time acknowledges the existence of a specific legal classification that fits the conduct attributed. By proposing ambiguous arguments, the plaintiff improperly affects the authority’s ability to exercise its legitimate right of defense, presenting two legal interpretations of the same event.

b. The plaintiff’s conduct of keeping secret the information regarding financial contributions to political campaigns amounts to concealment, which even involved members of its corporate structure and senior executives. Furthermore, in the information disclosed between November 18 and 21, 2019, it was made public for the first time that through its Executive Committee, it agreed in 2016 to make contributions amounting to 180 UIT to the political party Peruanos Por El Kambio, channeled through its subsidiaries—Banco de Crédito del Perú, Mibanco Banco de la Microempresa S.A., and Pacífico Compañía de Seguros y Reaseguros. This agreement was adopted at the committee session of March 2, 2016. In an interview with El Comercio newspaper on November 19, 2019, the Chairman of the Board confirmed the contributions made to the political party Peruanos Por El Kambio.

c. The manifest and deliberate conduct of keeping secret and concealing information about the economic contributions to political campaigns for more than eight years and three years—considering that disclosure only occurred with the communication of the material event on November 21, 2019 (following a prior request)—amounts to a subtle way of withholding the truth.

d. The concealment of the truth regarding a material event and its untimely disclosure falls under Article 10 of the Securities Market Law, because:  It seeks to protect the principle of transparency of the securities market, the objective elements of the infringement consist of the quality of the information submitted by issuers, which must be truthful, and its disclosure must be timely and sufficient.

e. The infringing conduct described in Article 28 of the Securities Market Law and subsection 2.14 of numeral 2 of Annex I of the Regulation on Sanctions refers solely to an obligation to disclose a material event, which does not assess whether the information disclosed was truthful and/or timely.

f. The facts and evidence show that the plaintiff company disclosed, belatedly, the information about the financial contributions made to the 2011 campaign of the political party Fuerza 2011, noting that this information was not disclosed until November 21, 2019. Furthermore, the information was first disclosed to certain shareholders and certain corporate officers only in November 2018.

g. It is not true that a criterion was established on the basis of the resolutions cited by the plaintiff, much less that such alleged criterion should be applied going forward and in the present case to the facts imputed, since, as a matter of logic, the principle of predictability cannot be applied to different facts and circumstances that constitute the commission of different infringements, where each unlawful act responds to specific and particular situations.

h. The conduct evidenced is a permanent infringement, because the concealment of the information continued over time for more than eight and three years, and ceased only when the information was finally disclosed. Therefore, since the plaintiff engaged in a permanent infringement, the statute of limitations begins on the day the conduct ceased November 21, 2019, when the material event was finally reported. Thus, the authority’s power to determine the infringement had not expired.

2.4. DETERMINATION OF DISPUTED ISSUES

Through Resolution N.° Five, dated June 13, 2023, found on page 1136 of the case file, the following disputed issues were established:

Main Claim:

To declare the total nullity of the deemed SMV resolution that, through negative administrative silence, dismissed the appeal of March 26, 2021 filed by Credicorp against Deputy Superintendency Resolution N.° 012‑2021‑SMV/11.

Subsidiary Claims:

a)First Subsidiary Claim: If the main claim is not upheld, to declare the total nullity of the deemed SMV resolution (resulting from negative administrative silence) that dismissed the appeal of March 26, 2021 filed by Credicorp against Deputy Superintendency Resolution N.° 012‑2021‑SMV/11, as well as the nullity of said resolution, because they constitute an abuse of rights by unjustifiably departing from a longstanding administrative precedent according to which non‑disclosure of relevant information is sanctioned under the infringement of “failing to disclose material events with significant market impact.” This claim is based on violations of the principles of impartiality and predictability.

b) Second Subsidiary Claim: If the main claim and the first subsidiary claim are not upheld, to declare the partial nullity of the deemed SMV resolution (resulting from negative administrative silence) that dismissed the appeal of March 26, 2021 filed by Credicorp against Deputy Superintendency Resolution N.° 012‑2021‑SMV/11, specifically regarding the portion that imposed a fine of 300 UIT for the first charge. This claim is based on the alleged violation of the statute of limitations.

c) Third Subordinary Claim: If the main claim and the second subordinary claim are not upheld, to declare the partial nullity of the deemed SMV resolution (resulting from negative administrative silence) that dismissed the appeal of March 26, 2021 filed by Credicorp against Deputy Superintendency Resolution N.° 012‑2021‑SMV/11, specifically regarding the portion that imposed a fine of 210 UIT for the second charge. This claim is based on the alleged violation of the principle of reasonableness.

2.5. JUDGMENT

The T Provisional Superior Chamber Specialized in Administrative Litigation of the Superior Court of Justice of Lima, through the judgment contained in Resolution N.° Nine dated August 15, 2023, found on page 1184 of the case file, ruled:

“UNFOUNDED the claim from pages three to fifty‑eight, without costs or fees; in the case brought by CREDICORP LTD. against the Superintendency of the Securities Market, concerning the challenge of an administrative act.”

The decision was grounded on the following:

– It is noted that, through Deputy Superintendency Resolution SMV N.° 012‑2021‑SMV/11, the claimant company was sanctioned with a total fine of 510 UIT for having committed very serious infringements classified, depending on the timing of the facts, under subsections 1.5 and 1.6 of numeral 1 of Annex I of CONASEV Resolution N.° 055‑2001‑EF/94.10, as amended by SMV Resolution N.° 006‑2012‑SMV/01, for having engaged in acts of concealment that affected the transparency of the securities market by failing to disclose relevant information regarding contributions to the political party Fuerza 2011 during the 2011 Peruvian presidential campaign, and failing to disclose information regarding the agreement to make contributions—through its subsidiaries—to the political party Peruanos Por el Kambio during the 2016 Peruvian presidential campaign.

– The plaintiff company argues that “the defendant authority has no competence to regulate contributions to political organizations nor the manner in which such contributions are disclosed, because in Peru there is an independent regulatory framework aimed at achieving the public policy goal of transparency in electoral financing. This regulatory regime is comprised of the Political Organizations Act – Law N.° 28094 – which establishes the obligation of political organizations to disclose to the ONPE all contributions received from natural or legal persons and creates a mechanism for public disclosure of this information through the ONPE’s website. The plaintiff adds that within this regulatory regime, political contributions must be disclosed by the political organization that receives them, regardless of whether the contributor is an issuer of publicly offered securities, and regardless of whether the contributions are material or relevant from a securities‑market perspective”. This argument cannot be accepted because if, for example, the contributor to a political campaign were a natural person with no participation in the securities market, there would be no obligation to report said contribution to the Superintendency of the Securities Market. However, the plaintiff company is an issuer of securities listed on the Peruvian stock market. Therefore, under the first paragraph of Article 28 of the Securities Market Law, certain events may contain information that is important or relevant and capable of influencing investors’ decisions—known as the requirement of materiality or relevance—which must be disclosed under securities‑market regulations.

Consequently, the plaintiff, as an issuer of securities listed on the stock exchange, is required to disclose material events, thereby avoiding any impact on the transparency of the securities market. It is further specified that a fundamental obligation for ensuring transparency in the securities market is the timely submission of periodic or event‑driven information by issuers of securities registered in the Public Registry of the Securities Market, in order to ensure that market participants make their investment decisions on the basis of adequate information. In this regard, failure to comply with such obligation—particularly the obligation to disclose information in a timely, periodic, or event‑driven manner—undermines transparency, which is considered a legally protected interest.

– The plaintiff argues that “failure to disclose to the market the information regarding contributions to the political party Fuerza during the 2011 Peruvian presidential campaign and during the 2016 Peruvian presidential campaign lacked materiality or relevance from a securities‑market standpoint, because the amounts were insignificant compared to the company’s operations; therefore, disclosing them under the Securities Market Law was inappropriate.” This argument cannot be accepted because during periods of major political change—such as a change in government—economic and social policies may significantly shape the country’s direction. For this reason, the general public, voters, and especially investors need information about the involvement of a publicly listed issuer in political campaigns. This relationship between politics and financial markets is widely recognized. A new government’s decisions or the announcement of changes in central‑bank monetary policy can completely alter the technical evolution of a financial market. Therefore, any information about the involvement or collaboration of a publicly listed issuer in political campaigns is relevant to investors. Markets often react to political developments, creating trading opportunities based on technical or fundamental analysis, or strategic positioning. Investors must consider that political events may play a decisive role in their decision‑making. Thus, the securities market must anticipate the possibility of significant events—such as political announcements. In this context, situations may arise that lead to political instability or to announcements of changes in the monetary policy of central banks, resulting in advantages for certain companies and, conversely, disadvantages for others.

– Accordingly, political dynamics and the participation of publicly listed issuers in political campaigns have important implications that must be known to investors (to ensure transparency in the market). The information regarding such contributions was therefore relevant and should have been disclosed in a timely manner (political contributions and the agreement for subsidiaries to make contributions), as these events had significant impact on the securities market. Hence, the plaintiff’s argument that these contributions lacked relevance or materiality from a securities‑market perspective is unfounded.

– The decision states: “The administration has imposed sanctions for the infringement consisting of ‘undermining market transparency,’ classified under numeral 1.6 of Annex 1 of the Regulation in force in 2011 and numeral 1.5 of Annex 1 of the Regulation in force in 2016. These are classified as very serious infringements, punishable with a fine exceeding 50 UIT and up to 700 UIT or with the exclusion of the security from the Public Registry of Securities Market of the defendant entity. The principles of specificity and legality require that no sanction be imposed for the breach of an obligation that has not actually been violated, but rather that the transgressor be charged with the specifically defined infringement corresponding to the precise conduct attributed, and, if found responsible, be sanctioned under the penalty provided for that infringement. Sanctioning law does not permit imputing a generic infringement associated with a more severe penalty when there exists a specific infringement that precisely corresponds to the conduct described.”

This argument cannot be upheld because, although the contribution and the agreement to contribute through subsidiaries may have been declared before the ONPE, that institution and the SMV are distinct entities, and the relevant information was not disclosed but rather inferred from external events. Therefore, it is correct that eight and three years after the contributions and the agreement to contribute through subsidiaries, facts were discovered that had been concealed from the SMV and that should have been disclosed as material events, given their significance and impact on the securities market. Consequently, there were acts of concealment of relevant information, which transformed what would have been a serious infringement (omission) into a very serious one (concealment of relevant information for such an extended period).

– It must be noted that subsections 1.6 and 1.5 of numeral 1 of Annex I of the Regulation, in force at the time of the infringing conduct, establish that a very serious infringement includes: “Engaging in any act, omission, practice, or conduct that undermines the integrity or transparency of the market.” In this regard, it is acknowledged that had these events—those having significant impact on the securities market—been disclosed within one day after the contribution or the subsidiaries’ agreement to contribute, or at least within a reasonably near period, the omissions could have been classified as a serious infringement (“Failing to disclose material events that have significant market impact”). However, the plaintiff company not only failed to disclose this relevant information to investors but also kept it concealed from the supervisory authority for several years, until more than 8 and 3 years later, when it finally became known. This transformed the omission into a very serious infringement due to the concealment, which undermined market transparency and prevented the authority from taking timely measures to protect investors as part of its supervisory role.

- The specific issue is not only the omission classified as a serious infringement—“Failure to disclose material events that have significant impact on the market” (2.14, numeral 2 of Annex I of the Regulation), the application of which was requested (by default) by the plaintiff company; rather, due to the passage of time, these omissions were validly deemed acts of concealment, which transformed them into a very serious infringement—“Engaging in any act, omission, practice, or conduct that undermines the integrity or transparency of the market.” It is the concealment of this information from the supervisory authority that places the conduct within the type of infringement described by the administration, whose purpose (a public‑interest value), as previously stated, is to safeguard the transparency of the securities market and the protection of investors. Therefore, the supervisory authority correctly concluded that the elements of the type (act, omission, practice, or conduct that affect market transparency) include, as a substantive component, a pattern of concealment carried out by the plaintiff company over time, which only came to light as a result of the actions taken by the Public Prosecutor’s Office. Consequently, the company did not inform the risk‑management area in a timely manner; there are no reports regarding the evaluation of the risk‑management system in connection with the 2011 contribution or the 2016 subsidiaries’ contribution agreement; nor was any information provided to Internal Audit or Risk Management about the execution of such actions.

It must be emphasized that the information was withheld for more than eight and three years, respectively, and was disclosed only due to a request from the supervisory authority and the release of statements on November 22, 2019 before the Public Prosecutor’s Office. For these reasons, these facts were validly subsumed by the supervisory authority as conduct constituting concealment before said supervisory body (a very serious infringement). If the company had merely failed to exercise due diligence (voluntary yet late submission), it would constitute a serious infringement—“Failure to disclose material events that have significant impact on the market” (2.14, numeral 2 of Annex I of the Regulation). However, the failure to disclose the information—regardless of the purpose or intent behind the concealment—constitutes a very serious infringement, meaning there is no incorrect legal classification (subsumption) of the conduct. It should be added that compliance consists of establishing adequate and sufficient policies and procedures to ensure that a company—including its executives, employees, and related agents—complies with the applicable regulatory framework.

– Regarding predictability, with respect to the charges and sanction imposed on the sugar company Andahuasi under subsection 2.14, numeral 2 of Annex 1 of the Regulation on Sanctions, it is not possible to assert legitimate expectations between companies engaged in different activities and operating at different scales, as it is unreasonable to compare situations involving entities dedicated to the sugar industry with those of a financial institution, which is accessible to a much larger number of users and presents higher investment expectations. A similar situation may be argued with respect to Industria Textil Piura, cited by the plaintiff and reflected in Deputy Superintendency Resolution SMV N.° 033‑2019‑SMV/11 (pp. 988–994 of the main file). Notwithstanding this, invoking the principle of predictability in the present case, involving the review of an administrative sanctioning procedure, would distort such principle, since its purpose is to allow citizens to plan their activities on the basis of the information provided by the administration—but only for lawful conduct. Otherwise, this principle would encourage the commission of infringing conduct (i.e., committing conduct that would be serious instead of very serious), which is entirely illogical.

– Regarding the subordinary claim, in which the plaintiff argues that “the supervisory authority had a previously established criterion and departed from it without justification, despite having applied it consistently for years,” such a claim cannot be upheld because the cited examples concern legal entities that do not have the same scope or expectations as a banking or financial institution, which is the case of the plaintiff company. Regarding the third subordinary claim, which alleges violations of the principles of reasonableness and specificity, it must be noted that the amount of the sanction imposed falls within the parameters permitted by law, and that specificity was correctly applied given the concealment of information from the supervisory authority.

– On the principle of reasonableness, in accordance with the foregoing, the supervisory authority applied the sanctioning criteria that incorporate the evaluation of aggravating and mitigating circumstances in relation to the infringement attributed to the company, having contravened the regulations by engaging in concealment that affected the transparency of the securities market by failing to disclose relevant information. Therefore, the company was sanctioned with fines of 300 and 210 UIT, which, although higher than the minimum (50 UIT), remain below the maximum (700 UIT).

– Regarding the argument that the statute of limitations for the supervisory authority’s sanctioning power had been violated, under the first paragraph of numeral 233.2 of Article 233 of the Administrative Procedure Act, the 2011 campaign contribution and the agreement for subsidiaries’ contributions to the 2016 presidential campaign cannot be considered the starting point for the statute of limitations, because these constitute permanent infringements. The infringing conduct (concealment of information) continued after the contributions and the agreement.

– In accordance with Article 197 of the Civil Procedure Code, which applies supplementarily to administrative‑litigation proceedings, it has been explained why the financial contributions (made directly by the company or authorized to be made by its subsidiaries) to political parties during election campaigns, by an issuer of publicly traded securities, constitute relevant information that must be communicated in a timely manner to the supervisory authority. Such disclosure enables the authority to perform its mandate to protect investors, safeguard the efficiency and transparency of the markets under its supervision, ensure proper price formation, and promote the disclosure of all information necessary for such purposes. Therefore, the omission to disclose these contributions—or to authorize subsidiaries’ contributions for years—constitutes concealment of information toward the supervisory authority, thereby transforming a serious infringement (omission) into a very serious infringement (concealment).

III. APPEAL

The plaintiff, Credicorp LTD, through a brief dated September 18, 2023, on page 1208 of the case file, appeals the judgment issued in the present proceedings, essentially arguing the following:

Violation of Article 139(5) of the Political Constitution of Peru and Article 50(6) of the Civil Procedure Code:

i) With respect to the principal claim:
The appellant argues that the appealed judgment contains a defect of lack of internal reasoning and logical inconsistencies. It states that the Chamber erroneously concludes that political changes, governments, economic policies, and political contributions constitute material events that must be disclosed to the market— a conclusion that does not follow from the premises established nor from Article 63 of the Regulation on Material Events. Likewise, it challenges the Chamber’s finding that failing to disclose a material event constitutes an act of concealment, and that such concealment may aggravate the infringement from serious to very serious. It argues that the fact that information regarding the 2011 Contributions and the 2016 Agreement was not disclosed as a material event but later became known to the SMV does not imply an intention to conceal—particularly considering that the 2016 contributions were public information, disclosed by the ONPE and a media outlet. Finally, Credicorp argues that it did not disclose such information because it deemed it immaterial for investors’ decision‑making, and that the Chamber’s reasoning is illogical in assuming that the SMV may aggravate the classification of the infringement without legal basis.

It argues that the judgment contains deficiencies in external motivation that violate the right to evidence. In paragraph 18, the Chamber asserts that the Company did not inform the Risk Management System area about the 2016 Contributions, that there were no evaluations of the Risk Management System regarding the 2016 Agreement, and that Credicorp did not report such contributions to Internal Audit or Risk Management. However, the Chamber does not contrast these assertions with the evidence in the record. This omission is particularly serious because, had the constitutional duty of proper reasoning been fulfilled, it would have been clear that the 2016 contributions made by the subsidiaries were carried out pursuant to a formal corporate policy of Credicorp, published in 2016: the Corporate Policy for the Prevention of Corruption and Bribery (Annex 1‑O of the complaint). It is also documented that the delegation agreements were approved by the subsidiaries’ boards of directors (BCP and Pacífico in January 2016, and Mibanco), that Credicorp’s Executive Committee approved the execution of the contributions on March 2, 2016 and communicated this decision, and that such decision was conveyed by the Head of Corporate Affairs to the subsidiaries. Finally, each company made its respective contribution via bank transfer, and the political party Peruanos por el Kambio issued the corresponding receipts.

Credicorp further argues that the judgment violates its fundamental right to present evidence, since although it submitted, and the Chamber admitted, the Corporate Anti‑corruption and Anti‑bribery Policy and the Monitoring Report of the Compliance Management Office as evidence, these documents were not evaluated. These materials were intended to demonstrate that the contributions made in 2016 by the subsidiaries complied with applicable regulations and were internally reviewed. Nevertheless, the Chamber concluded that Credicorp neither informed nor reported such contributions to the risk‑management area and that no reports existed in this regard, thereby committing a serious and arbitrary error that implicitly violates Article 139(3) of the Political Constitution of Peru.

On apparent motivation: The Company argued that the SMV applied a different and unjustified sanctioning criterion in its case. To support this, it attached prior SMV resolutions in which—regarding failures to disclose material events committed by other issuers, even when such omissions were intentional and prolonged—the authority applied only the specific infringement of failure to disclose material events, without resorting to the more severe generic type of “undermining market transparency,” as it did in Credicorp’s case. In response, the Chamber, in paragraphs 19 and 20 of the judgment, dismissed the argument solely on the basis that the judicial outcomes of the sanctions imposed on Empresa Agraria Azucarera Andahuasi and Industria Textil Piura were not proven, and that the criteria applied to those companies were not transferable to Credicorp because they do not engage in financial activities and operate on a smaller scale. However, the Chamber did not explain how Credicorp’s status as a financial entity justifies the application of different sanctioning criteria, nor why this would allow departing from a longstanding jurisprudential line concerning the application and interpretation of the infringement set out in numeral 2.14 of Annex I of the Regulation on Sanctions in force in 2011 and 2016 regarding the failure to disclose material events. This reveals a lack of sufficient reasoning or merely apparent motivation.

ii) With respect to the subordinary claim:

The appellant argues that the Chamber incurs in error and arbitrariness by characterizing the non‑disclosure of a material event as a generic infringement, distinct from and more severe than the specific infringement expressly defined in numeral 2.14 of Annex I of the Regulation on Sanctions in force in 2011 and 2016. That provision specifically sanctions the conduct of “failing to disclose material events that have significant impact on the market” as a serious infringement, with a maximum fine of 50 UIT. According to the appellant, the Chamber erroneously assumes that this omission falls under a different, more severe infringement relating to the impairment of market transparency or integrity (numeral 1.6 in 2011 and numeral 1.5 in 2016), which is classified as very serious and punishable with fines up to 700 UIT. However, the appellant maintains that the two infringements are autonomous and distinct: failure to disclose material events is a clearly regulated specific infraction, while impairment of market transparency corresponds to broader and different conduct. Therefore, the reclassification carried out by the Chamber disregards the express typification in the Regulation on Sanctions and violates the principles of legality and specificity by imposing a more severe sanction on conduct that already has a specific regulatory provision. The Chamber errs in concluding that all information regarding political contributions must be disclosed by issuers as material events. It overlooks the fact that material events, under Article 3 of the applicable Regulation, refer exclusively to economic information originating from the issuing company, not political information or government decisions. Accordingly, it is incorrect to assert that a publicly listed company’s participation in a political campaign or contributions made to a political party must be disclosed as material events, since that concept is strictly economic and outside the political sphere.

The Chamber also errs in failing to acknowledge that the regulation and supervision of information regarding political contributions corresponds to the ONPE and not to the SMV.

The Chamber further errs in asserting that Credicorp failed to inform the Risk‑Management System area about the 2016 Agreement, that no evaluations of the Risk‑Management System existed, and that it did not inform Internal Audit or Risk Management about the 2016 contributions made by the subsidiaries.

The Chamber also errs in concluding that the SMV did not violate the principle of predictability; it disregards prior sanctions imposed by the SMV on other issuers, which are valid administrative acts and must be respected. The appellant argues that numeral 2.14 of Annex I of the Sanctions Regulation, in force in 2011 and 2016 concerning the failure to disclose material events, applies uniformly to all issuers, regardless of the nature of their business (financial, agro‑industrial, or mass‑consumption). Therefore, there is no legal basis for excluding financial companies such as Credicorp from the application of this rule or subjecting them to more severe treatment. The Chamber’s refusal to apply the same criteria used in cases such as Empresa Agraria Azucarera Andahuasi and Industria Textil Piura is arbitrary and unconstitutional, as it violates the right to equality before the law. Finally, it is asserted that the SMV must protect investors and apply its regulations equally to all issuers of securities, regardless of their line of business.

With respect to the second subordinary claim, the Chamber errs in disregarding that the Challenged Resolution and the Deputy Superintendency Resolution violate the prohibition of abuse of rights and abuse of power, as well as the principle of impartiality. It challenges the Chamber’s decision, arguing that the administrative resolutions submitted by Credicorp were misinterpreted. The sanctions imposed by the SMV on other issuers, such as Empresa Agraria Azucarera Andahuasi and Industria Textil Piura, were based on failures to disclose material events, applying the appropriate type of infringement according to the Sanctions Regulation. The Chamber erred in concluding that these criteria should not apply to Credicorp on the grounds that its corporate purpose differs from that of the other companies. It argues that all issuers of securities must comply with the same rules on the disclosure of material events, and therefore identical criteria must be applied, irrespective of sector or size. The Chamber also erred by ignoring that the SMV abused its power by applying a different and more severe infraction type, related to impairment of market transparency, in order to impose a higher monetary sanction, when in fact the applicable infringement was the failure to disclose material events concerning the 2011 Contributions and the 2016 Agreement. Consequently, it is asserted that the SMV must apply the same sanctions and regulations to all issuers, without distinctions based on the type of activity they engage in, and that using a more severe type of infringement in Credicorp’s case was an abuse of power.

Regarding the third subordinary claim, the Chamber errs in concluding that the SMV’s authority to sanction Credicorp for failing to disclose the 2011 Contributions as a Material Event has not prescribed. Credicorp denies having committed any infraction, but argues that if it had, it would have occurred 24 hours after the decision was made or after the event occurred. The alleged infraction—failure to disclose the 2011 Contributions as a material event—is instantaneous, not permanent. This means that the failure to comply with the disclosure obligation occurs at the exact moment when the deadline to disclose expires. Under Article 252(2) of the Unified Administrative Procedure Act, the infringement is deemed committed when the disclosure deadline expires. In this case, Credicorp explained that the last withdrawal of funds occurred on May 23, 2011, meaning the deadline to disclose the information was May 24, 2011. Thus, if the obligation had been breached, the infraction would have occurred on May 24. Credicorp also emphasized that the SMV itself has recognized that the infringement is instantaneous in nature.

Regarding the fourth subordinary claim, the Chamber errs in concluding that the SMV did not violate the principle of reasonableness. Credicorp argued that the SMV did not properly apply the criteria for the graduation of sanctions set forth in Article 248(3) of the Administrative Procedure Act when imposing a fine of 210 UIT. The company contends that the SMV failed to consider several relevant factors, such as the absence of any intention to conceal the 2016 political contributions. These contributions were registered, disclosed by the political party Peruanos Por El Kambio, and covered by media outlets, in addition to having been reviewed by Credicorp’s Compliance Division to ensure adherence to its anti‑corruption program. Furthermore, since information about these contributions had been public since 2016 and caused no economic harm, the imposed fine should have been less than 210 UIT. Credicorp also argues that the SMV did not apply the criteria of reasonableness, as the fine was disproportionate to the infringement committed. The Chamber concluded that the principle of reasonableness was not violated simply because the fine of 210 UIT was below the maximum possible of 700 UIT. However, Credicorp considered this conclusion erroneous, as the Chamber did not verify whether the SMV actually applied the sanction‑graduation criteria proposed by the company, limiting itself to a general statement without explaining how such conclusion was reached. Credicorp argues that the fine is disproportionate and that the SMV did not follow proper procedures to determine it, while the Chamber failed to clearly justify why the imposed sanction complies with the principles of reasonableness.

IV. GROUNDS OF THE SUPREME CIVIL CHAMBER

On the Administrative Contentious Process

FIRST: Article 148 of the Political Constitution of Peru establishes the following:

“Administrative decisions that exhaust administrative remedies are subject to challenge through the administrative contentious action.”

This constitutional provision is developed in Article 1 of the Consolidated Text of the Law governing the Administrative Contentious Process, N.° 27584, approved by Supreme Decree N.° 011‑2019‑JUS, under the following terms:

“The administrative contentious action provided for in Article 148 of the Political Constitution has the purpose of enabling judicial review by the Judiciary of the acts of the public administration subject to administrative law, as well as ensuring the effective protection of the rights and interests of administrated parties. For the purposes of this Law, the administrative contentious action shall be referred to as the administrative contentious process.”

SECOND: The purpose of the administrative contentious process is to ensure compliance with the legality of administrative acts, as such acts must be governed by the legal‑constitutional principles that regulate the conduct of those who exercise administrative public functions, thereby safeguarding the interests of administrated parties.
Therefore, in this contentious process, it must be reviewed whether, within the administrative proceeding, the rules and principles governing the General Administrative Procedure— Unified Administrative Procedure Act N.° 27444, approved by Supreme Decree N.° 004‑2019‑JUS—have been observed. These principles materialize in due administrative procedure, which guarantees administrated parties the means to assert their defense, present and produce evidence, and thus obtain from the competent administrative authority a decision grounded in facts and legal reasoning.

In that regard, the Supreme Court of Justice of the Republic, with respect to the administrative contentious action, has generally established the following:

“[…] The administrative contentious action provided for in the constitution [sic – read Constitution] seeks to guarantee adequate respect for, and recognition of, the rights of administrated parties by the administration, controlling any excess in the exercise of its ius imperium […]”.1

“[…] In the administrative contentious process […] what is debated is the validity or invalidity of a resolution issued by an administrative authority in the exercise of its functions; therefore, procedural activity in general, and evidentiary activity in particular, must be oriented toward that purpose […]”.2

On the Powers of the Second‑Instance Tribunal

THIRD: The constitutional guarantee of a plural instance, set forth in subsection 6 of Article 139 of the Political Constitution of Peru, imposes on the reviewing judicial body the obligation to issue a ruling on both the procedural form and the merits of the case submitted on appeal. However, when there is no situation of manifest nullity in the process, the higher instance must limit its review in accordance with the rules and principles governing the appellate stage, among which—being one of the most important—is the principle limiting the superior court’s review strictly to the terms and conditions contained in the appeal. This principle, known in procedural doctrine as the partially devolutive effect (tantum devolutum quantum appellatum), requires the superior court to confine its review to the matters raised in the appeal.

On the Superintendency of the Securities Market

FOURTH: Article 1 of the Consolidated Text of the Organic Law of the Superintendency of the Securities Market (SMV), approved by Legislative Decree N.° 26126, establishes that the SMV’s purpose is to ensure the protection of investors, the efficiency and transparency of the markets under its supervision, proper price formation, and the disclosure of all information necessary for such purposes, through regulation, supervision, and promotion.

In line with this, the first paragraph of Article 1 of the Securities Market Law states that the purpose of said law is to promote the orderly development and transparency of the securities market, as well as the adequate protection of investors.

1 Cassation N.° 1518-2006-Lima, published in the Official Gazette El Peruano on February 29, 2008, pp. 21614–21615
2 Cassation N.° 1252-2007-Lima, published in the Official Gazette El Peruano on June 30, 2008, pp. 22341–22342.

FIFTH: Furthermore, in accordance with numerals 9 and 13 of Article 3 of the Unified Text of the Organic Law of the Supervisory Commission of Companies and Securities, the Superintendent of the Securities Market has the following powers:

“9. To impose sanctions on those who contravene the rules within its competence. The Securities Market Superintendency (SMV) may issue precautionary or corrective measures ex officio or at the request of a party, as well as refrain from initiating sanctioning proceedings in cases of minor infractions if, at the time the infraction is detected, it has been reversed or remedied, provided that the conditions of admissibility established in the corresponding regulation are met and such fact is communicated to the administrated party, or if the corrective measures issued by the Securities Market Superintendency (SMV) pursuant to Article 358 of Legislative Decree 861, Securities Market Law, have been complied with. The Securities Market Superintendency (SMV) may impose sanctions in a single instance through the Administrative Tribunal or the body determined in the Regulation on Organization and Functions.

Preliminary inquiries prior to the initiation of the sanctioning procedure shall be confidential.

133. To impose, through a reasoned resolution, coercive fines for the execution of certain acts, of up to twenty‑five (25) tax units (UIT). Such fine must be paid within five (5) business days after notification, after which coercive collection shall be ordered. At the time of its imposition, the deadline available to the administrated party to comply with the required act shall be established. If, after such deadline, the obliged party persists in non‑compliance, a new coercive fine shall be imposed, successively doubling the amount of the previous fine, which shall in no case exceed seven hundred (700) UIT, until the required act is executed.”

SIXTH: Accordingly, subsection (d) of Article 56 of the aforementioned Unified Text establishes that one of the powers of the Board of Directors of the Securities Market Superintendency is to classify the infringing conduct of those who participate in the securities market, the products market, collective fund systems, and other matters within its competence, in accordance with Articles 343, 349, 350, and 351 of the Securities Market Law—Legislative Decree N.° 861—which provide:

“Article 343: The sanctions CONASEV is empowered to impose are the following:

a)Warning; b) Fine not less than one (1) UIT and not greater than three hundred (300) UIT; c) Suspension of the operating authorization for a period not exceeding forty‑five (45) days; d) Suspension of the representative of the brokerage firm for a period not exceeding thirty (30) days; e) Suspension of the placement of the public offering, as well as of the trading of one or more securities; f) Exclusion of a security from the Registry; g) Cancellation of the registration in the Registry; h) Revocation of the operating authorization; and, i) Suspension for up to thirty (30) days, dismissal, or disqualification of the members of the Investment Committee, Oversight Committee, Rating Committee, and of the directors, managers, representatives, and auditors of the legal entities under its control and supervision.

3 5 Subsection amended by Article 4 of Law No. 30050, published in the Official Gazette El Peruano on June 26, 2013.

Article 349: For the commission of very serious infractions, one of the following sanctions shall be imposed on the offender: a) Fine not less than fifty (50) UIT; b) Suspension of the operating authorization for not less than ten (10) days; c) Exclusion of securities from the Registry; d) Cancellation of the registration in the Registry; e) Revocation of the operating authorization; and, f) Dismissal or disqualification.

Article 350: For the commission of serious infractions, one of the following sanctions shall be imposed on the offender: a) Fine not less than twenty‑five (25) UIT and up to fifty (50) UIT; b) Suspension for up to one (1) year of the trading of securities or the placement of the public offering; and, c) Suspension of the operating authorization, or of the representatives of brokerage firms, for up to twenty (20) days.

Article 351: For the commission of minor infractions, one of the following sanctions shall be imposed on the offender: a) Warning; and b) Fine not less than one (1) UIT and up to twenty‑five (25) UIT.”

SEVENTH: Consequently, the sanctioning authority of the SMV (formerly CONASEV) empowers it to penalize regulatory non‑compliance in the securities market by imposing sanctions such as fines, warnings, and even suspension or disqualification (as applicable), always under the principles of legality, due procedure, and proportionality, using the SMV Administrative Tribunal as the competent body to impose such sanctions. This authority is governed by the Securities Market Law and its regulations, as well as by Law N.° 27444.

EIGHTH: Finally, regarding the principle of legality, numeral 1.1 of Article IV of the Preliminary Title of the Unified Text of Law N.° 27444, General Administrative Procedure Act, approved by Supreme Decree 004‑2019‑JUS, states:

“Article IV – Principles of the Administrative Procedure

1.	The administrative procedure is fundamentally based on the following principles, without prejudice to the validity of other general principles of administrative law:

1.1.
Principle of Legality. – Administrative authorities must act in respect of the Constitution, the law, and the legal system, within the powers granted to them and in accordance with the purposes for which such powers were conferred.”

Additionally, numeral 70.1 of Article 70 of the same legal text provides:

“Article 70 – Source of Administrative Competence
70.1 The competence of public entities originates from the Constitution and the law and is regulated by the administrative rules derived therefrom.

Accordingly, the principle of legality requires that administrative authorities act in compliance with the legal order, within the powers that have been legally attributed to them, and in accordance with the purposes for which such powers were granted.

Analysis of the Specific Case

NINTH: As previously indicated, through Official Letter N.° 6143‑2019‑SMV/11.2 dated December 27, 2019, the SMV notified the appellant company of the initiation of an administrative sanctioning procedure for the following charges: (i) Engaging in conduct that allegedly affected the transparency of the securities market by failing to disclose relevant information concerning cash contributions to the political party Fuerza 2011 during the 2011 Peruvian presidential campaign. This conduct is classified under subsection 1.6, numeral 1 of Annex I of the Sanctioning Regulations, in force at the time of the commission of the infraction; and (ii) Engaging in conduct that allegedly affected market transparency by failing to disclose relevant information regarding the agreement to make, through its subsidiaries, cash contributions to the political party Peruanos Por el Kambio during the 2016 Peruvian presidential campaign. This conduct is classified under subsection 1.5, numeral 1 of Annex I of the Sanctioning Regulations, in force at the time of the commission of the infraction.

Through Deputy Superintendency Resolution N.° 012‑2021‑SMV/11 dated March 5, 2021, it was determined that the appellant company had committed very serious infractions classified under subsection 1.6, numeral 1 of Annex I of the Sanctioning Regulations approved by CONASEV Resolution N.° 055‑2001‑EF/94.10; and subsection 1.5, numeral 1 of Annex I of the Sanctioning Regulations approved by CONASEV Resolution N.° 055‑2001‑EF/94.10, as amended by SMV Resolution N°. 1006‑2012‑SMV/01, the company was sanctioned with a total fine of 510 UIT.

Subsequently, by brief dated March 26, 2021, the claimant company filed an appeal; however, the administrative authority failed to rule on said appeal.

TENTH: In filing the present lawsuit, the claimant has requested, as its main claim, a declaration of nullity of the implied decision that, through negative administrative silence, rejected its appeal of March 26, 2021, filed against Deputy Superintendency Resolution N.° 012‑2021‑SMV/11. The appellant also seeks the nullity of that resolution itself (based on cause N.° 1 of Article 10 of the Unified Text of the General Administrative Procedure Act), which imposed a fine of 300 UIT for an alleged very serious infraction classified under subsection 1.6, numeral 1 of Annex I of the Sanctioning Regulations, and a fine of 210 UIT for an alleged very serious infraction classified under subsection 1.5, numeral 1 of the same Annex.

As subsidiary claims, the claimant requests the nullity of Deputy Superintendency Resolution N.° 012‑2021‑SMV/11 on the grounds of: abuse of rights, violation of the statute of limitations, and violation of the principle of reasonableness.

ELEVENTH: Through a judgment dated August 15, 2023, the Superior Court declared the claim unfounded, essentially stating that:

“The financial contributions (made directly or through authorization to subsidiaries) to political parties during election campaigns, carried out by the plaintiff company as an issuer of securities listed on the stock market, constitute relevant information that must be promptly communicated to the defendant entity. This is necessary for the fulfillment of its function of safeguarding investor protection, ensuring the efficiency and transparency of the markets under its supervision, promoting proper price formation, and ensuring the disclosure of all information necessary for such purposes through regulation, supervision, and promotion.

The omission to report these contributions and the authorization of contributions by its subsidiaries for years involves the concealment of information from the defendant entity, turning a serious infraction (omission) into a very serious one (concealment). The present judgment includes the essential and determining assessments that justify the decision. Therefore, “there is no indication that the determination of liability or the graduation of the sanction established by the challenged Deputy Superintendency Resolution N.° 012‑2021‑SMV/02 (pages 1261–1430 of the accompanying record) dated March 5, 2021, falls under any grounds for nullity established in Article 10 of the General Administrative Procedure Act.”

TWELFTH: In its appeal brief, the appellant argues that the judgment violates the right to due motivation of judicial decisions.

Given this context, in addressing the grievances raised by the appellant regarding the alleged violation of Article 139, subsections 3 and 5 of the Political Constitution of Peru, such grievances cannot be upheld. The arguments put forth by the claimant are aimed at questioning the analysis and evaluative criteria applied by the Court. Accordingly:

Regarding the alleged violation due to lack of internal reasoning and logical defects, deficiencies in external motivation affecting the right to evidence, and apparent motivation. The challenged judgment shows that the Court developed its decision logically and coherently, based on the evidence submitted in the proceedings and the applicable law. This is verified in paragraphs 13 to 18 of the judgment. The Superior Court concluded that the plaintiff company is an issuer of securities listed on the Peruvian Stock Exchange and is therefore required to disclose relevant facts that may influence investment decisions under Article 28 of the Securities Market Law.

The obligation to disclose relevant information is essential for market transparency, and failure to do so negatively affects investor confidence. Therefore, the appellant company should have provided timely information regarding facts that may impact investors’ decisions, such as political events or changes in economic policies. Political changes—such as a change in government or new Central Bank policies—can generate market volatility, affecting issuing companies either positively or negatively.

For this reason, investors must have access to all relevant information concerning the involvement of such companies in political campaigns, as this information may create trading opportunities and influence market trends. In this case, the political contributions made by the plaintiff company, as well as the agreement with its subsidiaries to make such contributions, were not timely communicated to the SMV, despite their significant relevance to the securities market. It is deduced that this information was kept concealed for several years and came to light only after more than eight and three years, respectively, turning the omission into a very serious infraction, as the failure to disclose such information affected market transparency.

THIRTEENTH: Additionally, the Superior Court determined that the plaintiff company should have disclosed these facts as relevant information in a timely and appropriate manner, in accordance with securities market regulations.

The Court also found contradictions in the arguments presented in the complaint. On one hand, it is asserted that the facts were not important; yet on the other hand, it is acknowledged that the company should be sanctioned for not having reported the facts promptly. This indicates that the claimant recognizes that the concealed information was indeed significant.

Therefore, it is clear that the Superior Court adequately supported its decision. No violation is observed regarding lack of internal motivation, logical defects in reasoning, deficiencies in external motivation affecting the right to evidence, or apparent motivation.

FOURTEENTH: Consequently, the Superintendency of Securities Market (SMV) is indeed responsible for regulating and supervising aspects that affect the transparency and efficiency of the securities market, including information relevant to investors. Although the SMV does not directly regulate contributions to political parties, it does require the disclosure of relevant information from listed companies, which may include such contributions if they affect the company’s finances or value, in order to protect investors.

One of the functions of the SMV is to safeguard investor protection, market efficiency and transparency, including proper price formation and the disclosure of information. This includes information for Investors: If a publicly traded company makes significant contributions to political organizations, and such information is material (i.e., capable of influencing investment decisions), the SMV would require public disclosure as part of the financial and corporate information that listed companies must provide, and regarding transparency: The goal is to ensure that investors have all necessary information to assess risks and opportunities, avoiding information asymmetries.

Therefore, while the SMV does not regulate political party financing, it does regulate the information that companies participating in the securities market must disclose regarding their activities, including those that may affect their value and, consequently, citizens’ investments.

FIFTEENTH: Regarding the grievance raised under the subsidiary claim concerning the violation of the principles of legality and specificity, it appears that the Superior Court, in paragraphs 16 to 18 of the challenged judgment, addressed these principles. Specifically, paragraphs 17 and 18 state the following:

“17. Additionally, it should be noted that subsections 1.6 and 1.5 of numeral 1 of Annex I of the ‘Regulations on Sanctions for Infractions to the Securities Market, Investment Funds and their Management Companies, Commodities Exchange, and Collective Fund Management Companies, as well as their Regulatory Standards,’ in force at the time the infringing conduct occurred, establish that it constitutes a very serious infraction to: ‘Carry out any act, omission, practice, or conduct that undermines the integrity or transparency of the market.’ Regarding this point, it is agreed that these important facts, which had significant repercussions in the securities market, could have been disclosed within the day following the contribution and the agreement for contributions by subsidiaries, or at least within a reasonable period. Had this occurred, such omissions could have been considered a serious infraction: ‘Failure to disclose important facts that have significant repercussions in the market.’ However, the plaintiff company not only failed to disclose this relevant information to investors, but also kept it hidden from the defendant entity for several years, until these omissions—after more than 8 and 3 years—came to light. This concealment constitutes a very serious infraction, as it prevented the defendant entity from timely taking measures to protect investors, as the supervisor of the securities market.

18. It should also be added that the Chairman of the Board of Credicorp stated that such contributions have an impact on the organization and the opinion of its stakeholders (Credicorp Annual Report 2019). Therefore, the concrete issue is not merely the omission classified as a serious infraction: ‘Failure to disclose important facts that have significant repercussions in the market’ (2.14, numeral 2 of Annex I of the ‘Regulations on Sanctions for Infractions to the Securities Market, Investment Funds and their Management Companies, Commodities Exchange, and Collective Fund Management Companies, as well as their Regulatory Standards’), which the plaintiff company requested be applied instead. Rather, due to the passage of time, these omissions were validly considered as concealment, turning them into a very serious infraction: ‘Carrying out any act, omission, practice, or conduct that undermines the integrity or transparency of the market’. It is due to this concealment before the defendant entity that the conduct falls within the type of infraction described by the administration, whose purpose (public value) is to safeguard market transparency and investor protection. Therefore, the Court agrees with the defendant entity that the elements of the infraction (act, omission, practice, or conduct affecting market transparency) include, as a substantive component, a conduct of concealment carried out by the plaintiff company over time, which was only revealed due to inquiries made by the Public Prosecutor’s Office.

Consequently, the company failed to inform the area in charge of risk management, there are no reports regarding the assessment of the risk management system concerning the 2011 contribution and the 2016 subsidiary contribution agreement, nor was Internal Audit or Risk Management informed. It must be reiterated that the information not submitted for more than eight and three years was disclosed only due to the request made by the defendant entity and due to the public statements of November 22, 2019 before the Public Prosecutor’s Office. For these reasons, these facts were validly classified by the defendant entity as conduct constituting concealment before the supervisory body (very serious infraction).

If the company had merely failed to exercise due diligence (voluntary but late submission), it would have constituted a serious infraction: ‘Failure to disclose important facts that have significant repercussions in the market’ (2.14, numeral 2 of Annex I of the Regulations on Sanctions for Infractions to the Securities Market, Investment Funds and their Management Companies, Commodities Exchange, and Collective Fund Management Companies, as well as their Regulatory Standards).

However, the failure to disclose the information, regardless of any intention behind the concealment, constitutes a very serious infraction. Therefore, there is no incorrect classification of the facts under the legal standard (subsumption). It should be added that compliance consists of establishing adequate and sufficient policies and procedures to ensure that a company—including its executives, employees, and related agents—complies with the applicable regulatory framework.”

SIXTEENTH: Consequently, this concealment of information, and in accordance with the provisions of subsections 1.6 and 1.5 of numeral 1 of Annex I of the “Regulations on Sanctions for Infractions to the Securities Market Laws, Investment Funds and their Management Companies, Commodities Exchange, Collective Fund Management Companies, as well as their Regulatory Standards,” and due to the passage of time, the omissions committed were considered concealment, which becomes a very serious infraction under the applicable regulations. In this case, the company involved concealed information from the competent entity, which falls under the infraction identified by the defendant administration. The purpose of this regulation is to protect transparency in the securities market and investors. The concealment conduct by the company was substantive and prolonged over time, becoming known only after inquiries made by the Public Prosecutor’s Office. As a result, the company did not timely inform the area responsible for the risk management system, nor did it provide a report on the assessment of such system in relation to the 2011 contributions or the 2016 subsidiary contribution agreement. Furthermore, no communication was made to the Internal Audit or Risk Management areas regarding these actions. Therefore, the classification of the infraction as very serious is in accordance with the principle of legality, since the amount of the imposed sanction falls within the limits permitted by the previously cited legal rules, without evidence of any violation thereof, as alleged by the appellant. Accordingly, this grievance must be dismissed.

SEVENTEENTH: Regarding the grievance raised under the subsidiary claim concerning the violation of the principle of predictability; it must be taken into account that this principle “requires that the Public Administration and the courts act with coherence and regularity, allowing citizens to reasonably foresee the legal consequences of their actions, avoiding arbitrariness and ensuring legitimate trust that there will be no abrupt and unjustified changes in criteria, based on legal certainty so that the administrated parties know in advance the outcome of their procedures.” In this regard, the Superior Court, in paragraph 19 of the challenged judgment, stated:

“19. As for predictability, regarding the attribution and sanction imposed on the sugar company Andahuasi under subsection 2.14, numeral 2 of Annex 1 of the Sanctioning Regulations for ‘Failure to disclose important facts that have significant repercussions on the market’ and the failure to report events that occurred in 2009, as reflected in Deputy Superintendency Resolution SMV N.° 169-2015-SMV/11 (pp. 979-986 of the main file); in this case, the principle of predictability or legitimate trust establishes that ‘The administrative authority provides the administrated parties or their representatives with truthful, complete, and reliable information regarding each procedure under its responsibility, so that, at all times, the administrated party may have a clear understanding of the requirements, procedures, estimated duration, and possible outcomes. The actions of the administrative authority must be consistent with the legitimate expectations reasonably generated by administrative practice and precedent, unless, for reasons explicitly stated in writing, it decides to depart from them. The administrative authority must comply with the prevailing legal system and cannot act arbitrarily. Therefore, the administrative authority cannot change the interpretation of applicable rules in an unreasonable or unjustified manner’ (subsection 1.15 of Article IV of the Preliminary Title of the General Administrative Procedure Act). Application of this principle involves that the provision of any information to citizens regarding procedural sequences, administrative competencies, processing fees or duties, prior administrative criteria, among others, allows citizens to anticipate and plan their activities. For this reason, such information must be reliable, and this is possible only if no important data is concealed, or if it is not outdated or simply inaccurate. For this purpose, the LPAG incorporated certain rules that reinforce predictability through precedents (Article VI of the Preliminary Title of the Unified LPAG), the delimitation of discretion for classifying procedures in the TUPA (Articles 32 et seq. of the Unified Text of the LPAG), the notification of applicable remedies and indication of whether administrative channels are exhausted  (Article 24 of the Unified Text of the LPAG), the publication of non-working days for the Public Administration (Article 146 of the Unified Text of the LPAG), the disclosure of requirements and other procedural rules in the TUPA, etc. Therefore, the outcome of a potential judicial review of the sanction is not proven in the record, nor is it appropriate to analyze this matter in the present process. Regardless of the above, it is not possible to argue legitimate expectations for companies of different activities and scopes, as it is unreasonable to compare entities dedicated to the sugar business with a financial institution that is accessible to a larger number of users and with greater investment expectations; a similar situation applies to Industria Textil Piura, cited by the plaintiff, as reflected in Deputy Superintendency Resolution SMV N.° 033-2019-SMV/11 (pp. 988-994 of the main file). Moreover, invoking the principle of predictability in the present case of review of an administrative sanctioning procedure would distort this principle, as it is meant to allow citizens to plan their activities based on information obtained from the administration, but for lawful actions; otherwise, this principle would encourage the commission of infractions (i.e., committing conduct classified as serious rather than very serious), which is illogical.” (emphasis added).

EIGHTEENTH: As supported by the Superior Court: “it is not possible to argue legitimate expectations in companies with different activities and scopes, since it is not reasonable to compare situations of persons engaged in the sugar business with those of a financial entity that is accessible to a larger number of users and with greater investment expectations; a similar situation can be argued regarding Industria Textil Piura”; therefore, the appellant cannot seek to equate its case with previous sanctions imposed by the SMV on other companies with different activities and scopes. Although the SMV should not issue completely opposite decisions in identical cases and must maintain a consistent interpretative line in accordance with the principle of predictability, such circumstance does not arise in the present case, since the plaintiff, Empresa Agraria Azucarera Andahuasi, and Industria Textil Piura have different activities, and such companies do not have the scope or the same expectations as a banking or financial entity. Therefore, the same criterion cannot be applied when classifying the infraction committed by the plaintiff. Consequently, the appellant cannot claim that failure to apply the principle of predictability in the present case amounts to a violation of the prohibition of abuse of rights and abuse of power, or of the principle of impartiality, which is not true according to the analysis above; thus, the arguments analyzed must be dismissed.

NINETEENTH: Regarding the grievance that the Superior Court erred in concluding that the SMV’s authority to sanction Credicorp has not prescribed, the Superior Court analyzed the different types of infractions, as this classification leads to important legal consequences, especially regarding the beginning of the statute of limitations period, but also to determine the applicable rule for the specific case. The Court concluded that the infraction committed by the appellant is of a permanent nature, and not instantaneous as alleged by the appellant, given that: “According to the foregoing, the contribution made in the 2011 presidential campaign and the agreement for contributions by subsidiaries for the 2016 presidential campaign cannot be considered as the starting point for the computation of the statute of limitations period, as these are permanent infractions. The conduct constituting the infraction by the plaintiff company (concealment of information) continued after the contributions and the agreement, which is consistent with Cassation N.° 23624-2017 LIMA, which established that: “Thus, doctrine indicates that an infraction is permanent when the administrated party remains in an infringing situation, the maintenance of which is attributable to it. In this manner, the illicit act continues to be committed, the infraction continues and is prolonged until the unlawful situation is abandoned; therefore, as the infraction in question is permanent, the statute of limitations begins when the infringing situation ceases, because until that moment the infraction has continued to be committed, in accordance with Article 233.2 of the Unified Text of Law N.° 27444, General Administrative Procedure Act”4; a criterion that this Supreme Panel shares, since the conduct constituting the infraction by the plaintiff company (concealment of information) continued after the contributions and the agreement, maintaining a permanent infringing situation until the moment it reported due to repeated requests from the Public Prosecutor’s Office, thus the concealment infraction continued to be committed. Therefore, the infraction attributed to the appellant has not prescribed, and the grievance must be dismissed.

4 The final part of paragraph 22 of the appellate judgment under challenge.

TWENTIETH: Finally, regarding the alleged violation of the principle of reasonableness, this claim must also be dismissed, as it is verified that the appellant acknowledges having committed the infraction of failing to disclose important facts, and in accordance with the invoked principle, the SMV adjusted and graded the sanction to be imposed, applying the sanctioning criteria through the assessment of aggravating and mitigating factors regarding the infraction, which is classified under subsections 1.6 and 1.5 of numeral 1 of Annex I of the cited Regulation. The company engaged in concealment conduct that affected the transparency of the securities market by failing to disclose relevant information for said market; therefore, it was sanctioned with fines amounting to 300 and 210 UIT, which, although higher than the minimum (50 UIT), are lower than the maximum established (700 UIT). These fines are duly supported according to the principle of typicity and legality as discussed in this judicial decision; therefore, the grievance must be dismissed.

TWENTY-FIRST: Consequently, the SMV and its regulatory function regarding relevant information for investors revolve around the obligation of transparency of issuers, the interpretation of regulations, investor protection, and the SMV’s sanctioning authority in cases of noncompliance, confirming its role in ensuring the accuracy, timeliness, and sufficiency of information that enables informed investment decisions, with financial information being a central pillar. Therefore, the SMV requires issuers to provide financial and non-financial (relevant) information in a truthful, timely, and sufficient manner to protect minority investors and ensure proper price formation; the primary purpose of the SMV being investor protection. Consequently, as developed above, it is the obligation of companies issuing securities listed on the stock market to timely report financial contributions made to political parties during electoral campaigns. This includes contributions made directly by the company and those made by its subsidiaries with its authorization. Such information is relevant because it enables the entity responsible for supervising the market (SMV) to fulfill its function of protecting investors, ensuring the efficiency and transparency of markets, and securing proper price formation; therefore, if a company fails to disclose such contributions, it is considered concealment of information, which constitutes a very serious infraction. Thus, it is not verified that Deputy Superintendency Resolution N.° 012-2021-SMV/11 is affected by any ground for nullity under Article 10 of the General Administrative Procedure Act.

TWENTY-SECOND: For these reasons, and in guarantee of the fundamental right to due process and the due motivation of judicial decisions, regulated in subsections 3 and 5 of Article 139 of the Political Constitution of the Republic; as well as in accordance with the concrete and abstract purpose of every judicial process, which is to resolve a legal controversy seeking social peace in justice, pursuant to Article III of the Preliminary Title of the Civil Procedural Code, this Supreme Court considers that the judicial decision contained in the judgment issued by the Provisional Administrative Litigation Chamber of the Superior Court of Justice of Lima, which declared unfounded the claim filed by Credicorp LTD, is in accordance with the law, and must be confirmed as set forth in the preceding grounds, since there is no grievance to uphold, and the decision is duly motivated and coherent, based on a concise and logical analysis of the evidence and the parties’ arguments, verifying that no violation of due process exists.

V.DECISION

In view of the reasons stated, the undersigned members of the Permanent Civil Chamber of the Supreme Court, in accordance with Article 364 of the Civil Procedural Code, applied supplementarily under the Fourth Final Complementary Provision of the Unified Text of Law N.° 27584, and Article 12 of the Unified Text of the Organic Law of the Judicial Branch:

DECIDE TO CONFIRM: the appealed judgment contained in resolution number nine dated August 15, 2023, on page 1184 of the case file, which ruled:

“(...) UNFOUNDED the claim filed from pages three to fifty-eight, without costs and procedural fees; in the case brought by CREDICORP LTD. against the Superintendency of the Securities Market regarding the challenge of an administrative act.”

Notify and return accordingly. In the case filed by Credicorp Ltd., regarding nullity of an administrative resolution. This Supreme Chamber is composed of Supreme Justice Juárez Ticona, due to the recusal of Supreme Justice Proaño Cueva. Supreme Justice Florián Vigo participated as the reporting justice.

SS.
CUNYA CELI
UBILLÚS FORTINI
VALENCIA DONGO CÁRDENAS
FLORIÁN VIGO
JUÁREZ TICONA